EXHIBIT 8.0

The merger described herein relates to the securities of two foreign (non-U.S.) companies. The merger in which TIM ordinary shares and savings shares will be converted into Telecom Italia shares is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, was prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since Telecom Italia and TIM are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that Telecom Italia may purchase securities of TIM otherwise than under the merger, such as in open market or privately negotiated purchases. Disclosure of such purchases will be made in accordance with, and to the extent required by, Telecom Italia's disclosure obligations under Italian law.

PRESS RELEASE

TELECOM ITALIA AND TIM COMPLETE MERGER

The exchange of TIM shares into Telecom Italia shares will take place on June 30, 2005

Milan, June 20, 2005 - Telecom Italia and TIM today signed the merger deed which completes the integration process launched on December 7, 2004. The merger of TIM into its parent company will take effect on June 30, 2005,(included) and its accounting and fiscal consequences will apply from January 1, 2005.

As part of the restructuring program of which the merger is a component, TIM transferred to TIM Italia S.p.A., effective March 1, 2005, its entire interest in the Italian mobile telecommunications business. After the merger, TIM’s 100% stake in TIM Italia (as well as in the holding company TIM International N.V., which holds TIM’s participations in companies outside of Italy) will be held by Telecom Italia.

Pursuant to the plan of merger, approved by the shareholders of TIM and Telecom Italia on April 5 and 7, 2005, respectively, the exchange of TIM shares owned by third party shareholders into Telecom Italia shares will take place on the day the merger becomes effective (June 30, 2005) at the following ratios:

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1.73 newly issued Telecom Italia ordinary shares, with a nominal value of Euro 0.55 each, for every TIM ordinary share, with a nominal value of Euro 0.06 each;

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2.36 newly issued Telecom Italia savings shares, with a nominal value of Euro 0.55 each, for every TIM savings share, with a nominal value of Euro 0.06 each.

Until July 15, 2005, TIM shareholders will be offered the opportunity, through authorized intermediaries, to round up or down to the nearest whole number the number of newly issued shares to which they are entitled pursuant to the application of the exchange ratio. TIM shareholders will bear no cost, stamp duty or commissions for the purchase or sale of fractional shares.

As a result of the exchange, and taking into account Telecom Italia’s ordinary shares, to be issued on 30 June 2005, deriving from the requests for conversion of “Telecom Italia 1.5% 2001-2010 convertible with premium at redemption” bonds, received from June 1 to 15, 2005, such shares to be issued on June 30, 2005, the company’s capital after the merger will be Euro 10,667,339,007.05 divided into 13,369,041,170 ordinary and 6,026,120,661 savings shares.

Telecom Italia

Media Relations

Corporate and Wireline Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa

Telecom Italia

Investor Relations

+ 39.02.8595.4131

www.telecomitalia.it/investor_relations